Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Placer Dome Inc.
Commission File Number: 1-9059
Date: November 1, 2005

Management Bios

Peter Munk
Chairman - Barrick Gold Corporation
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Peter Munk is the Founder and Chairman of the Board of Barrick Gold Corporation. A well-known Canadian business leader and philanthropist, Mr. Munk has built several enterprises that have achieved outstanding performances.

Starting in 1983, Mr. Munk and his management team have developed Barrick into one of the world's most successful gold producers. Peter Munk's business strengths are evident in Barrick's sound financial management, entrepreneurial character and solid balance sheet.

Mr. Munk graduated in Electrical Engineering from the University of Toronto in 1952. Among numerous other public honors, he is an Officer of the Order of Canada, the country's highest honor for a private citizen.

Gregory Wilkins
President and Chief Executive Officer
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Gregory Wilkins is President and Chief Executive Officer of Barrick Gold Corporation. He assumed the responsibilities in February 2003 and has been a member of the Board of Directors since 1991.

Under Mr. Wilkin’s guidance, the Company articulated its statement of Vision - “To be the world’s best gold company” - and its companion statement of five Values, focused on personal leadership and responsibility, that define employee behaviour consistent with that Vision. He recognized the need to develop new structures for Barrick, suitable to its scale and stature as a major global enterprise, and in late 2003 oversaw the successful implementation of the Regional Business Unit organizational model. Through this regional structure, the Company is bringing a new generation of mines into production. He and his team remain focused on creating value, by continuing to expand the Company and manage it effectively.

Mr. Wilkins first joined Barrick in 1981, prior to its entry into the gold business, and eventually rose to the position of Executive Vice President and Chief Financial Officer. During those early years, he worked closely with Chairman and Founder Peter Munk and other senior members of the team to build Barrick into a leader in the gold industry.

In 1993, Mr. Wilkins left Barrick to become President and Chief Operating Officer of Horsham Corporation, which was then Barrick's controlling shareholder. Horsham later became TrizecHahn Corporation and Mr. Wilkins remained as President and Chief

Operating Officer until the planning of its conversion to a United States Real Estate Investment Trust had been completed and the company relocated to the United States.

Mr. Wilkins is a member of the Cabinet for The Heart for University Health Network Campaign. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University in Montreal.

Peter J. Kinver
Executive Vice President and Chief Operating Officer
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Peter J. Kinver assumed the responsibilities of Chief Operating officer on January 1, 2004. He joined Barrick on September 9, 2003 as Executive Vice President, Operations.

Mr. Kinver brings 27 years of international mining experience to Barrick’s senior management team. Prior to Barrick, Mr. Kinver worked for Anglo American Platinum plc in South Africa, where he was responsible for both underground and surface operations for one of the world’s largest platinum operations. Previously, he worked for major mining companies at operations in Mali, Ghana, Oman, England and Namibia.

Mr. Kinver received a B.Sc. (Engineering) from the Royal School of Mines, London in 1976.

Jamie C. Sokalsky
Executive Vice President and Chief Financial Officer
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Jamie C. Sokalsky assumed the responsibilities of Executive Vice President and Chief Financial Officer of Barrick Gold Corporation in May 2004.

Previously, Mr. Sokalsky had been the Senior Vice President and Chief Financial Officer since March 1999 and Vice President and Treasurer, directing the financial operations of the Company including the successful forward sales program, for six years. Mr. Sokalsky has an Honours Bachelor of Commerce degree from Lakehead University, Ontario and received his chartered accountant designation in 1982.

Alexander J. Davidson
Executive Vice President, Exploration and Corporate Development
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Alex Davidson is Executive Vice President, Exploration and Corporate Development with responsibility for Barrick Gold’s international exploration programs and corporate development activities. Prior to April 2005, he was responsible for Barrick’s exploration strategy and programs as EVP Exploration. Mr. Davidson joined Barrick in October 1993 and under his leadership, Barrick’s exploration efforts grew outside of North America and into Latin America and beyond.

Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 25 years' experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world.
In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte Project in the Alto Chicama District, Peru. He received his B.Sc. and his M.Sc. in Economic Geology from McGill University.

Patrick Garver
Executive Vice President and General Counsel
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Patrick Garver was appointed Senior Vice President and General Counsel of Barrick in December 1993. He became Executive Vice President and General Counsel in December 1995.
Mr. Garver received his juris doctorate from the University of Utah in 1978. Upon graduation he joined Parsons Behle & Latimer in Salt Lake City, Utah where he came to manage the firm’s natural resources practice group.

Important Notice

Barrick plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which will include Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The prospectus and these other documents may also be obtained for free, once they have been mailed, on Barrick’s website or by directing a request to Barrick’s media or investor relations department.